Clark Hill PLC
500 Woodward Avenue
Suite 3500
Detroit, MI 48226
D. Kerry Crenshaw	T 313.965.8300
T 313.965.8266	F 313.965.8252
F 313.309.6966
Email: kcrenshaw@clarkhill.com	clarkhill.com

August 30, 2012

VIA EDGAR, ELECTRONIC MAIL AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski, Esq.
Loan Lauren P. Nguyen, Esq.
Kristin Shifflett
Margery Reich

Re:	Universal Truckload Services, Inc.
Information Statement on Schedule 14C
File No. 000-51142, Film No. 12995183

Ladies and Gentlemen:

On behalf of Universal Truckload Services, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 27, 2012 (the “Comment Letter”) relating to the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-51142) filed with the Commission on July 31, 2012 (the “Preliminary Information Statement”).

Through EDGAR, the Company is concurrently filing Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 1”), which contains updated financial information relating to the second quarter of 2012, including pro forma financial information, and information responding to the Staff’s comments included in the Comment Letter. Copies of Amendment No. 1, marked to show the changes from the Preliminary Information Statement, are attached to the email version of this letter and enclosed with the copy of this letter sent by courier for the convenience of the Staff.

Securities and Exchange Commission

August 30, 2012

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response. Page references in the text of this letter correspond to the pages of Amendment No. 1.

General

1. Please tell us whether this is the first stage of a transaction that would result in the company ceasing to be registered.

As described on pages 4, 5 and 87, neither Messrs. Moroun nor their related persons are permitted to undertake a short-form merger until the earlier of four years from the date of the closing of the merger or the date after which the LINC Logistics Company (“LINC”) shareholders and their related persons no longer beneficially own, in the aggregate, more than 75% of the then outstanding common stock of the Company. Furthermore, the Company advises the Staff that Messrs. Moroun have advised the Company that they and their related persons currently have no intention of undertaking any transaction that would result in deregistration of the Company or otherwise undertaking a transaction subject to Rule 13e-3 under the Securities and Exchange Act of 1934, as amended. Please see the revised language included on pages 4 and 5.

2. Please provide us with copies of any written materials prepared by management or the advisors and reviewed by the board in connection with its vote to approve the transaction.

Under separate cover, counsel to Evercore Group, L.L.C. (“Evercore”), independent financial advisors to the Special Committee of the Company’s Board of Directors (the “Special Committee”), will provide the Staff with copies of the written materials prepared by Evercore and reviewed by the Special Committee, together with a request for confidential treatment (and seeking the return of such materials promptly following completion of the Staff’s review thereof). Additionally, the Company will supplementally provide the Staff under separate cover with the written materials provided by management of LINC and reviewed by the Company’s Board of Directors.

Additional Information

3. Please revise the final sentence of this section to remove any inference that you are disclaiming the accuracy of any information in your filing.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page i.

Securities and Exchange Commission

August 30, 2012

Summary, page 1

The Companies, page 1

LINC Logistics Company, page 1

4. Please revise the first sentence of this section to state that it is your belief that LINC Logistics Company’s third-party logistics solutions “allow its customers and clients to reduce costs and manage their global supply chains more efficiently.” In addition, please revise the second sentence in this section to remove the word “comprehensive” or clarify what you mean by “comprehensive.”

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 2.

The Merger, page 2

5. Please revise to disclose the amount of cash in lieu of fractional shares that shareholders of LINC Logistics Company will receive as consideration for such shares.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 2. The Company advises the Staff that two of LINC’s three shareholders will receive cash in lieu of fractional shares as a result of the merger.

6. Please revise to include a brief summary of the risk associated with a fixed exchange rate and the effect of changes in your stock price prior to completion of the merger. Please also revise to include a risk factor that addresses such risk.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 2 and 21.

7. Please revise to highlight the changes to Universal Truckload Services, Inc.’s and LINC Logistics Company’s management following the merger. In addition, please revise your question and answer section to include a question and answer addressing such changes. Refer to question and answer 7 in Exhibit 99.3 of your Form 8-K filed on July 26, 2012.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 2 and 15.

Financing of the Merger, page 2

8. We note your disclosure on page 2 that “the use of proceeds would be offset by the $5.0 million repayment of notes receivable from affiliates resulting in an increase in cash of $1.6 million.” With a view towards revised disclosure, please advise as to whether you are referring to the payment of the promissory note by an affiliate of DIBC Investments, Inc. to LINC Logistics, Inc. In addition, please revise to clarify what you mean that such repayment would offset the $152,100,000 that Universal Truckload Services, Inc. anticipates that it will borrow from its new credit facility.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 3 and 75.

Securities and Exchange Commission

August 30, 2012

9. We note that you will enter into a new credit facility related to the merger. Please update the disclosure to disclose the material terms of such credit facility when the information is available.

The Company advises the Staff that it will update the Preliminary Information Statement to disclose the material terms of the new credit facility once it is entered into by the Company.

Interests of Executive Officers and Directors of Universal in the Merger, page 3.

10. Please revise to provide greater details, including the nature and amounts, of the dividends and notes in the aggregate amount of $94.5 million that Messrs. Moroun and related entities will receive in connection with the merger.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 4 and 5.

11. We note disclosure on page 49 which states that the LINC shareholders, Messrs. Moroun, have agreed not to permit Universal to undertake a short-form merger until the earlier of four years from the date of the closing of the merger or the date after the LINC shareholders and their related persons no longer own, in the aggregate, more than 75% of the then outstanding common stock of Universal. Please revise to briefly describe the “squeeze out” and “short-form merger.”

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 4 and 5.

Termination of the Merger, page 4

12. Please briefly disclose the amounts of fees to be paid by Universal and/or LINC if the merger agreement is not terminated according to its terms.

The Company advises the Staff that the Merger Agreement does not provide for any break up fees to be paid if the Merger Agreement is terminated for any reason. Please see the revised disclosure on page 7.

Amended and Restated Registration Rights Agreement, page 5

13. Please revise to disclose the number of securities that may be registered pursuant to the Amended and Restated Registration Rights Agreement.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 7 and 92. The Company advises the Staff that the Amended and Restated Registration Rights Agreement does not provide for a cap on the number of shares that may be registered thereunder.

Securities and Exchange Commission

August 30, 2012

Summary Historical Consolidated Financial Data of LINC, page 8

14. If you elect to disclose cash flow from operations within other data, please also disclose cash flow from investing activities and from financing activities for a more complete and balanced presentation. Our comment applies to the Selected Historical Consolidated Data of LINC on page 91, as well. Please revise as appropriate.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment and deleted cash flow from operations within Other Data. Please see pages 11 and 99.

Questions and Answers, page 12

15. Please add a question and answer that discloses the total cost of the merger for Universal Truckload Services, Inc., including the debt that Universal intends to pay for LINC Logistics, the consideration for the issued and outstanding shares of LINC Logistics and any other expenses associated with the transaction.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 16.

Why has Universal decided to merge with LINC, page 12

16. Please tell us your basis for your belief that you are acquiring LINC Logistics on “favorable terms.”

The Company has revised Amendment No. 1 in accordance with the Staff’s comment and deleted the reference to “the favorable terms on which Universal acquired LINC.” Please see page 15.

Who is paying for the Information Statement, page 14

17. Please revise to disclose the cost of furnishing the information statement.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 18.

Risk Factors, page 16

Risks Relating to the Merger, page 16

The merger may not be completed, page 16

18. We note your disclosure in the second bullet point of this risk factor that you will be required to pay certain costs relating to the merger whether or not the merger is completed. Please revise to provide an estimate of such cost here.

Securities and Exchange Commission

August 30, 2012

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 20.

Background of the Merger, page 33

19. Please revise to clarify whether Evercore or the Special Committee initially proposed the exchange ratio of $0.724 shares of Universal common stock for each share of LINC common stock.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 43.

Reasons for the Merger; Recommendation of the Special Committee; Approval of the Board, page 47

20. Please revise to clarify what you mean by “attractive markets.”

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 49.

Strategic Considerations, page 47

21. Please balance the disclosure in the five bulleted points under this section to provide the statements as beliefs of management. We note that you cannot provide any guarantee as to the success of the business combination.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 49 and 50.

Merger Consideration, page 48

22. Please revise to explain why the Special Committee believed that increasing cash in the form of pre-closing borrowings and dividends would provide an “accretive effect” to Universal.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 50.

Strategic Alternatives, page 48

23. Revise to clarify that the Special Committee did not actively explore any strategic alternatives.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 51.

Securities and Exchange Commission

August 30, 2012

Potentially Negative Factors, page 49

24. We note your disclosure that following the transaction Universal will significantly increase its total indebtedness and its leverage ratios. Please revise to disclose here the increase in total indebtedness and leverage ratios.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 52.

Negotiation Process and Review by the Special Committee, page 49

25. We note disclosure that the Special Committee adopted the merger agreement as a result of “arms’ length” negotiations conducted by the Special Committee. With a view towards revised disclosure, please explain your basis for such statement when the transaction is a related party transaction. Alternatively, please remove all references to “arms’ length” negotiations which are inappropriate in a related party context.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 51.

Opinion of the Special Committee’s Financial Advisor, page 50

26. Please revise the discussion of the various financial analyses used by Evercore so that the recipients of the information statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please explain why each valuation technique was used and provide sufficient explanation of each step of the analysis and the conclusions such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. For each applicable analysis, also state whether the exchange ratio is within the range of values of the analysis. We offer some additional guidance in the comments below.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 56 through 61. The Company has revised Amendment No. 1 to expound upon the explanations provided for certain valuation techniques. Please note that Evercore relied upon its professional judgment and experience in selecting the valuation techniques used, all of which are judged to be customarily used in evaluating transactions such as the merger. The Company also advises the Staff that following the description of the range of values implied by each of the applicable financial analyses used by Evercore, the Company specifically states the closing price of the Company’s common stock or the implied per share price of the merger consideration so that the Company’s shareholders can confirm whether such closing or per share price, as applicable, is below, within or above the range of values of the analysis. With respect to the fairness of the exchange ratio, the Company refers the Staff to the Other Analyses set forth on page 62 whereby the Company’s shareholders can assess whether the exchange ratio is within the range of values of the analyses employed.

Securities and Exchange Commission

August 30, 2012

27. Please revise the second-to-last paragraph on page 52 to affirmatively state whether Evercore was authorized to pursue any strategic alternatives.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 51.

Universal Financial Analyses, page 53

Analysis of Selected Publicly Traded Companies, page 53

28. We note your disclosure on page 53 that Evercore selected companies for this analysis based on “certain characteristics” of the publicly traded companies “that are similar to those of Universal.” Please revise to discuss in greater detail the criteria used to select the comparable companies.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 56.

29. Please revise to disclose the total enterprise value to EBITDA multiples, the total enterprise value to EBIT multiples and the price to earnings multiples for each of the selected publicly traded companies or tell us why you believe such disclosure is not necessary.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 56 through 61.

Selected Precedent Transactions Analysis, page 55

30. Please revise to disclose which of the precedent transactions were used in the analysis. In addition, please revise to disclose the TEV to LTM EBITDA multiples for each of the selected transactions for which the relevant information was available. Alternatively, please tell us why you believe such disclosure is not necessary.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 57.

Research Analyst Price Target, page 55

31. The disclosure on page 55 appears to indicate that Evercore only reviewed one research analyst one-year forward price target. Please clarify and explain how such analysis aided Evercore to determine that the exchange rate was fair to the Universal shareholders from a financial point of view.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 60.

Securities and Exchange Commission

August 30, 2012

LINC Financial Analyses, page 55

Analysis of Selected Publicly Traded Companies, page 55

32. Please revise to show the total enterprise value to EBITDA multiples, the total enterprise value to EBIT multiples and the price to earnings multiples for each of the selected publicly traded companies or tell us why you believe such disclosure is not necessary.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 60 and 61.

Miscellaneous, page 58

33. We note that in Annex B Evercore states that it has provided financial advisory services to you prior to the current engagement but that it did not receive a fee for such services. With a view towards revised disclosure, please describe any material relationship between you and Evercore that existed during the past two years or is materially understood to be and explain why it did not charge a fee for such services.

The Company advises the Staff that during the two year-period prior to the date of Evercore’s opinion, no material relationship existed between Evercore and its affiliates and LINC or the Company. During the two-year period prior to the date of Evercore’s opinion, Evercore did not enter into an engagement letter with the Company nor was any fee paid or payable to Evercore. The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 64.

Financial Forecasts, page 60

34. Please refer to the second paragraph on page 60 and the first paragraph on page 61, which begins on page 60. While it is appropriate to explain the context in which the projections were created and used, it is inappropriate to disclaim reliance on information contained in the information statement. Please revise these paragraphs accordingly.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 65 and 66.

Material Agreements and Relationships between Universal and LINC and Their Respective Affiliates, page 61

Registration Rights Agreement, page 61

35. We note your disclosure on page 62 that the registration rights agreement with Matthew T. Mouran and MJM Revocable Trust provides that, in a situation where the managing underwriter advises that marketing factors require a limitation on the number of shares to be underwritten, the shares you are offering “generally” have priority. Please revise to disclose the situations when Universal’s shares do not have priority or tell us why this is not necessary.

Securities and Exchange Commission

August 30, 2012

The Company has revised Amendment No. 1 in accordance with the Staff’s comment and deleted the word “generally.” Please see pages 67 and 92. The Company advises the Staff that under the existing registration rights agreement, as well as under the Amended and Restated Registration Rights Agreement, the Company always has priority.

Executive Compensation, page 65

Universal, page 65

36. With a view towards revised disclosure, please tell us whether Mr. Sigler’s employment agreement is currently in effect and is expected to be in effect at the close of the merger, and if so, whether his move from Vice President, Chief Financial Officer, Treasurer and Secretary to Executive Vice President triggers any of the provisions of such agreement. Refer to page 17 of your Form 10-K for the fiscal year ended December 31, 2011.

The Company advises the Staff that Mr. Sigler’s employment contract expires on September 13, 2012 and that no provisions under such contract are triggered by the merger. The Company has revised Amendment No. 1 to disclose the terms of Mr. Sigler continued employment with the Company. Please see page 72.

Material U.S. Federal Income Tax Consequences of the Merger to Universal and its Shareholders, page 66

37. Please revise throughout this section to state that stockholders are encouraged to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 73.

The Merger Agreement, page 69

Explanatory Note Regarding the Merger Agreement, page 69

38. We note your disclaimers in this section. Please be advised that notwithstanding such disclaimers you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading. Please confirm that there are no conditions that differ from the representations, warranties and covenants so greatly as to make any statements in the information statement misleading by the omission of such statement.

Securities and Exchange Commission

August 30, 2012

The Company has reviewed the description of the Merger Agreement contained in Amendment No. 1 and advises the Staff that the Company believes that no further disclosures are required.

Information about LINC Logistics Company, page 93

39. We note that much of the information provided in this section relates to LINC’s business as of December 31, 2011. For example, on page 96, you disclose the size and organization of LINC’s sales team as of December 31, 2011, on page 97, you describe LINC’s facilities as they existed as of December 31, 2011, on page 98 you describe LINC’s equipment as it existed as of December 31, 2011 and, on page 99, you describe the number of people LINC employed as of December 31, 2011. To the extent that such information has materially changed since December 31, 2011, please disclose.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment to update the applicable information as of June 30, 2011. Please see pages 99 through 107 and 109 through 114.

LINC’s History, page 93

40. Please revise to disclose LINC’s date of incorporation.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 101.

LINC’s services, page 94

41. Please revise to clarify what you mean by your disclosure that “LINC has a flexible business model” in the first sentence on page 94.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 102.

Value-Added Services, page 94

42. Please revise the second sentence in this section to clarify that it is your belief that the locations of your facilities maximize efficiencies and optimize production processes. In addition, please revise the fifth sentence in this section to clarify that it is your belief that you offer supply-chain services to your customers “at a lower cost than they would otherwise incur if these activities were performed ‘in-house.’”

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 102.

Securities and Exchange Commission

August 30, 2012

Specialized Services, page 95

43. Please revise to provide additional details regarding the “key relationships” that LINC maintains with “most commercial and cargo (non-passenger) airlines, in addition to ocean steamship lines and ocean co-loaders.” Similarly, please revise to clarify what you mean by “strong, long-term relationships” in the first sentence on page 101.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 103 and 109.

Customers, page 96

44. Please revise to define the terms “large or middle-market corporations.” In addition, please revise to provide the percentage of revenues LINC earns from its key customers in the related sectors identified in the first sentence of this paragraph or advise.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 104.

Contract Management, page 97

45. Please advise as to whether LINC’s contracts contain change of control clauses that could be triggered by the mergers described in your information statement, and, if they do, please provide quantitative information regarding such contracts so that investors understand the risk to your business.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 105. The Company advises the Staff that the contracts that may require consent would not have a material impact on LINC’s business or operations if consent were not granted.

46. We note your disclosure that when bidding on a new prospective business award, LINC evaluates whether such award will fit with its “strategic goals.” Please revise to briefly discuss such goals.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 105.

47. We note your disclosure in the second paragraph of this section that for “a portion of LINC’s value-added services business” LINC utilizes contracts where customers pay based on levels of activity and your disclosure in the third paragraph of this section that a “significant number of LINC’s value-added services contracts include a fixed price component that produces a stable revenue stream regardless of the volume of a customer’s supply chain activity.” Please revise to clarify what you mean by “a portion” and “a significant number” by providing quantitative information.

Securities and Exchange Commission

August 30, 2012

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see page 105.

Unaudited Pro Forma Condensed Combined Financial Information, page 124

48. We note that you have included pro forma adjustments to record the repayment of LINC’s bank indebtedness and the payoff of certain promissory notes and dividends payable to LINC’s current and former shareholders from the “expected issuance of a new credit facility.” Please expand your narrative to clarify, if true, that the closing of the merger is conditioned upon the acquisition of new financing of between $200 million and $220 million and the settlement of these obligations.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 135 and 143.

Note 2, Pro Forma Adjustments, page 132

49. All adjustments should be should be referenced to notes which clearly explain the assumptions involved in accordance with Rule 11-02(b)(6) of Regulation S-X. We note that adjustment (a) is intended to “reflect reclassifications to conform to a consolidated presentation.” As this adjustment appears in multiple locations throughout the pro forma balance sheet and the pro forma income statements, please expand your footnote disclosure to more clearly identify the nature of and reasons for these various adjustments.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 143 and 144.

50. Reference is made to adjustment (c). To facilitate the readers’ understanding of this adjustment, please further describe the nature and origin of the $45 million promissory notes to LINC’s current shareholders that you intend to pay off with proceeds from borrowings under the new credit facility.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 143 and 144.

Other

51. Please update the financial statements, schedules and pro forma financial information included in Schedule 14C in accordance with Rule 3-12 of Regulation S-X.

The Company has revised Amendment No. 1 in accordance with the Staff’s comment. Please see pages 9-14, 94, 97-100, 112-114, 120-121, 127-128, 132-138, 143-144, 146 and the financial statements beginning on page F-3.

Securities and Exchange Commission

August 30, 2012

Supplemental Staff comments concerning the Company’s Annual Report on Form 10-K for theYear Ended December 31, 2011, given by telephone to Kerry Crenshaw on August 28, 2012

52. The Company’s shares are listed on NASDAQ, but the cover page of the 10-K shows no shares listed under Section 12(b) of the Act and shares of common stock, no par value, listed under Section 12(g) of the Act. Please explain the reason for this, and if mistakenly done, correct the disclosure in the 10-K for the year ending December 31, 2012.

When NASDAQ converted to an exchange on August 1, 2006, all shares already listed on NASDAQ under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), automatically became listed under Section 12(b) of the Exchange Act. The Company inadvertently continued to describe the shares on the cover of its 10-K as listed under Section 12(g). This misstatement will be corrected in the Company’s next Form 10-K.

53. All material agreements entered into during the calendar year 2011 should be listed in the Exhibits Index, even if incorporated by reference.

The Company advises the Staff that the only material agreement entered into during 2011 was the Company’s new credit agreement with Key Bank, described in a Form 8-K filed October 27, 2011, and that agreement was listed in the Exhibit Index and incorporated by reference.

*******

The Company confirms the acknowledgment, in connection with the filing of Amendment No. 1 (the “Filing”) and its responses to the Staff’s comments included in the Comment Letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Kerry Crenshaw ((313) 965-8266) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

CLARK HILL PLC

D. Kerry Crenshaw

Securities and Exchange Commission

August 30, 2012

Cc:	Donald B. Cochran

Robert E. Sigler

David A. Crittenden

William B. Brentani, Esq.

C. Douglas Buford, Jr., Esq.

Mark D. Gerstein, Esq.